CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

July 28, 2009

Ms. Jenn Do
Staff Accountant
Division of Corporation Finance
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.

Re:	China Solar & Clean Energy Solutions, Inc. (the "Company") Form 8-K Item 4.01 Filed July 22, 2009 File # 000-12561

Dear Ms. Do:

By letter dated July 23, 2009, the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 8-K filed on July 22, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

1.
Please revise your disclosure to also disclose, if true, there were no reportable events during the registrant’s two most recent fiscal years and any subsequent interim period through the date of dismissal.  Refer to Item 304(a)(1)(v) of Regulation S-K.

Answer:  The Company has amended its 8-K to reflect that there were no reportable events as the term is described in Item 304(a)(1)(v) of Regulation S-K during the registrants two most recent fiscal years and the subsequent interim period through the date of termination. A copy of the amended 8-K is attached herein for your review.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Answer:  The Company will obtain an updated letter from its former accountants and file it with the amended 8-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Solar and Clean Energy Solutions, Inc.

By:	/s/ Deli Du
Name:	Deli Du
Title:	Chief Executive Officer, President and Director